CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

STANLEY BLACK & DECKER, INC.

Stanley Black & Decker, Inc., a corporation organized and existing under the Connecticut Business Corporation Act (the “CBCA”), does hereby certify:

1.	The name of the corporation is Stanley Black & Decker, Inc.

2. The Restated Certificate of Incorporation is hereby amended by deleting Section 4 and replacing it with a new Section 4 as set forth on Exhibit A hereto.

3. The amendment was approved by the shareholders in the manner required by Sections 33-600 to 33-998 of the Connecticut General Statutes, and by the Restated Certificate of Incorporation.

[Signature page follows]

IN WITNESS WHEREOF, this corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be duly executed this 17th day of April, 2012.

STANLEY BLACK & DECKER, INC.

By: /s/ Bruce H. Beatt

Name: Bruce H. Beatt
Title: Senior Vice President, General
Counsel and Secretary

Exhibit A
Text of Amendment

Section 4. The stock, property and affairs of said corporation shall be managed by a Board consisting of not less than nine nor more than eighteen directors, the exact number to be determined by the Board of Directors from time to time. Until the 2013 Annual Meeting of Shareholders, the Board of Directors shall be divided into three classes designated Class I, Class II and Class III. Such classes shall be as nearly equal in number as the then total number of directors constituting the entire Board permits. Commencing with the 2013 Annual Meeting of Shareholders, the foregoing classification of directors shall cease and the terms of all directors then in office shall expire. At the 2013 Annual Meeting of Shareholders and at each annual meeting of shareholders thereafter, each nominee for director shall stand for election to a one-year term expiring at the next annual meeting of shareholders. Despite the expiration of a director’s term, such director shall continue to serve until either the director’s successor shall have been duly elected and qualified or there is a decrease in the number of directors. The directors may increase the number of directorships by the concurring vote of directors holding a majority of the directorships. Any vacancy on the Board that is created by an increase in the number of directors may be filled for the unexpired term by the concurring vote of directors holding a majority of the directorships, which number of directorships shall be the number prior to the vote on the increase. Any other vacancy which occurs on the Board may be filled for the unexpired term by the concurring vote of a majority of the remaining directors in office, though such remaining directors are less than a quorum, and though such majority is less than a quorum, or by action of the sole remaining director in office. No reduction of the number of directorships shall remove or shorten the term of any director in office.

Any director may be removed from office but only for cause by the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by said corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by any terms of this Certificate of Incorporation of said corporation applicable thereto.

In the event of a vacancy among the directors so elected by the holders of preferred stock, the remaining preferred directors may fill the vacancy for the unexpired term.